RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

September 12, 2003   Trading Symbol: TSX: RNG

RIO NARCEA SIGNS MEMORANDUM OF UNDERSTANDING FOR PROCESSING CREW'S NALUNAQ ORE

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that the Company has signed a memorandum of understanding ("MoU") with Crew Development Corporation for the processing of high-grade ore from its Nalunaq gold mine located in South Greenland. According to the MoU, the Nalunaq ore will be processed in batches of approximately 35,000 to 40,000 tonnes per quarter.

Rio Narcea has one of Europe's most modern ore processing plants with a capacity of over 2,000 tonnes per day and a flexible high capacity gravity/CIL circuit, which is achieving high gold recoveries from the El Valle Charnela high-grade zones. The high-grade (approx. 0.9 oz/t) ore from Nalunaq fits well with the Company's ore scheduling plans in the transition to its own underground-sourced ore.

The agreement is expected to be finalized within two months with the first batch of ore to be processed in early 2004. Rio Narcea is looking forward to working closely with Crew in this exciting contribution to the European Union´s gold production.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira   Laurie Gaborit
President and CEO   Manager, Investor Relations
Tel: (34) 98 583 1500   Tel: (416) 686 0386
Fax: (34) 98 583 2159   Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com